Exhibit 99.1

GOLDFIELD ANNOUNCES STRONG MID-YEAR RESULTS
MELBOURNE, Florida, August 4, 2016 - The Goldfield Corporation (NYSE MKT: GV), today announced strong results for the three and six months ended June 30, 2016. The Goldfield Corporation headquartered in Florida, through its subsidiaries, Power Corporation of America, Southeast Power Corporation and C and C Power Line, Inc., is a leading provider of electrical construction services for the utility industry and industrial customers, with operations primarily in the Southeast and mid-Atlantic regions of the United States and in Texas.
Six months ended June 30, 2016, compared to the same period in 2015:

•
Revenue grew 6.3% to $68.0 million from $64.0 million. Electrical construction revenue increased 3.2%, attributable to continued growth in both master service agreements (“MSAs”) and non-MSA electrical construction projects.

•
Income from continuing operations before taxes increased to $13.0 million from $1.2 million. This increase was fueled by a three-fold increase in electrical construction operations income before income taxes(1) resulting mainly from higher revenues and improved operating efficiencies. Margins on electrical construction operations operating income increased to 23.3% from 6.0%.(1) The results for the six months ended in 2015 included a pre-tax operating loss of $5.1 million on the now completed Texas projects.

•	Net income grew to $8.1 million ($0.32 per share) from $466,000 ($0.02 per share).

•	EBITDA(1) improved to $16.2 million from $4.5 million, as a result of the same factors which drove the growth in our pre-tax operating income.

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Three months ended June 30, 2016, compared to the same period in 2015:

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Revenue decreased 3.6% to $32.3 million from $33.5 million. Electrical construction revenue decreased 7.2%, mainly attributable to the completion in the second quarter of 2015 of certain large MSA projects in Texas, which have not been replaced thus far in 2016.

•
Income from continuing operations before taxes increased to $6.2 million from $2.8 million. This increase was fueled by a 71.2% increase in electrical construction operations income before income taxes(1) resulting mainly from improved operating margins attributable to performance of work on larger non-MSA bid jobs and completion in the second quarter of 2015 of certain unprofitable Texas work. Margins on electrical construction operations operating income increased to 23.5% from 12.9%.(1)

•	Net income grew to $3.8 million ($0.15 per share) from $1.3 million ($0.05 per share).

•	EBITDA(1) improved to $7.8 million from $4.3 million, as a result of the same factors which drove the growth in our pre-tax operating income.
Backlog
As of June 30, 2016, revenue from our project-specific firm contracts expected to be realized within twelve months decreased to $30.9 million from $38.1 million as of the same date last year. Total backlog was $163.9 million as of June 30, 2016, compared to $218.2 million as of June 30, 2015. Backlog is only estimated at a particular point in time and is not determinative of total revenue in any particular period. It does not reflect future revenue from a significant number of short-term projects undertaken and completed between the estimated dates. The decline resulted primarily from completion of work under existing MSA agreements not yet eligible for renewal. The size and amount of future projects awarded under MSAs cannot be determined with certainty and revenue from such contracts may vary substantially from current estimates.
President and Chief Executive Officer John H. Sottile said, “The strong mid-year results continue the turnaround for our electrical construction operations achieved in 2015. Although the demand for our construction services is subject to the ever-changing requirements of our utility customers, such demand generally remains strong. I am pleased with the progress we have made including improving operating efficiencies.”

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About Goldfield
Goldfield is a leading provider of electrical construction services engaged in the construction of electrical infrastructure for the utility industry and industrial customers, primarily in the Southeast and mid-Atlantic regions of the United States and in Texas.
For additional information on our 2016 second quarter results, please refer to our report on Form 10-Q being filed with the Securities and Exchange Commission and visit the Company’s website at
http://www.goldfieldcorp.com.
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(1) Represents Non-GAAP Financial Measure - The non-GAAP financial measures used in this earnings release are more fully described in the accompanying supplemental data and reconciliation of non-GAAP financial measures to the reported GAAP measures. The non-GAAP measures in this press release and on The Goldfield Corporation’s website are provided to enable investors and analysts to evaluate the Company’s performance excluding the effects of certain items that impact the comparability of operating results between reporting periods and compare the Company’s operating results with those of its competitors. These measures should be used to supplement, and not in lieu of, results prepared in conformity with GAAP. Because not all companies use identical calculations, this presentation of electrical construction operations operating income (loss), electrical construction operations income (loss) before taxes and EBITDA may not be comparable to other similarly-titled measures of other companies.
Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995 throughout this document. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” and “continue” or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Factors that may affect the results of our operations include, among others: the level of construction activities by public utilities; the concentration of revenue from a limited number of utility customers; the loss of one or more significant customers; the timing and duration of construction projects for which we are engaged; our ability to estimate accurately with respect to fixed price construction contracts; and heightened competition in the electrical construction field, including intensification of price competition. Other factors that may affect the results of our operations include, among others: adverse weather; natural disasters; effects of climate changes; changes in generally accepted accounting principles; ability to obtain necessary permits from regulatory agencies; our ability to maintain or increase historical revenue and profit margins; general economic conditions, both nationally and in our region; adverse legislation or regulations; availability of skilled construction labor and materials and material increases in labor and material costs; and our ability to obtain additional and/or renew financing. Other important factors which could cause our actual results to differ materially from the forward-looking statements in this press release are detailed in the Company’s Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operation sections of our Annual Report on Form 10-K and Goldfield’s other filings with the Securities and Exchange Commission, which are available on Goldfield’s website: http://www.goldfieldcorp.com. We may not update these forward-looking statements, even in the event that our situation changes in the future, except as required by law.

For further information, please contact:
The Goldfield Corporation
Phone:    (321) 724-1700
Email:     investorrelations@goldfieldcorp.com

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The Goldfield Corporation and Subsidiaries
Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenue
Electrical construction	$30,890,691	$33,296,684	$65,732,195	$63,696,846
Other	1,365,782	157,221	2,283,261	303,867
Total revenue	32,256,473	33,453,905	68,015,456	64,000,713
Costs and expenses
Electrical construction	21,777,492	27,222,221	46,934,467	56,455,944
Other	977,578	143,143	1,634,908	270,878
Selling, general and administrative	1,644,005	1,477,422	3,074,417	2,479,131
Depreciation and amortization	1,543,869	1,658,424	3,081,843	3,272,269
(Gain) loss on sale of property and equipment	(1,294)	11,564	18,143	17,192
Total costs and expenses	25,941,650	30,512,774	54,743,778	62,495,414
Total operating income	6,314,823	2,941,131	13,271,678	1,505,299
Other income (expense), net
Interest income	8,539	4,120	15,360	9,985
Interest expense	(151,742)	(163,775)	(311,291)	(333,828)
Other income, net	14,082	17,461	29,460	32,837
Total other expense, net	(129,121)	(142,194)	(266,471)	(291,006)
Income from continuing operations before income taxes	6,185,702	2,798,937	13,005,207	1,214,293
Income tax provision	2,271,458	1,285,701	4,790,947	547,392
Income from continuing operations	3,914,244	1,513,236	8,214,260	666,901
Loss from discontinued operations, net of income tax benefit of $42,193, $66,077, respectively in 2016 and $154,855 in 2015	(68,162)	(201,037)	(108,007)	(201,037)
Net income	$3,846,082	$1,312,199	$8,106,253	$465,864
Net income (loss) per share of common stock — basic and diluted
Continuing operations	$0.15	$0.06	$0.32	$0.03
Discontinued operations	—	(0.01)	—	(0.01)
Net income	$0.15	$0.05	$0.32	$0.02
Weighted average shares outstanding — basic and diluted	25,451,354	25,451,354	25,451,354	25,451,354

The Goldfield Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$15,007,342	$11,374,238
Accounts receivable and accrued billings, net	22,768,205	17,250,067
Costs and estimated earnings in excess of billings on uncompleted contracts	9,560,907	10,292,199
Residential properties under construction	2,750,810	145,450
Prepaid expenses	1,375,947	1,210,780
Deferred income taxes	—	773,245
Other current assets	446,229	1,188,630
Total current assets	51,909,440	42,234,609

Property, buildings and equipment, at cost, net	32,842,930	34,671,947
Deferred charges and other assets	4,464,166	4,257,051
Total assets	$89,216,536	$81,163,607

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$9,246,035	$10,002,231
Contract loss accruals	65,405	65,322
Current portion of notes payable, net	6,100,314	5,815,510
Income taxes payable	106,954	483,763
Accrued remediation costs	263,171	135,786
Other current liabilities	1,686,344	234,161
Total current liabilities	17,468,223	16,736,773

Deferred income taxes	7,415,308	8,328,492
Accrued remediation costs, less current portion	95,420	107,429
Notes payable, less current portion, net	20,803,906	20,656,402
Other accrued liabilities	76,613	83,698
Total liabilities	45,859,470	45,912,794
Commitments and contingencies
Stockholders’ equity
Common stock	2,781,377	2,781,377
Capital surplus	18,481,683	18,481,683
Retained earnings	23,402,193	15,295,940
Common stock in treasury, at cost	(1,308,187)	(1,308,187)
Total stockholders’ equity	43,357,066	35,250,813
Total liabilities and stockholders’ equity	$89,216,536	$81,163,607

The Goldfield Corporation and Subsidiaries
Reconciliation of Non-GAAP Financial Measures
(Unaudited)
Electrical construction operations operating income (loss), is defined as total operating income (loss) adjusted for non-electrical construction activity within total operating income (loss) including: other operations gross margins (loss) and non-electrical construction selling, general and administrative, depreciation and amortization, and gain or loss on sale of property and equipment. Electrical construction operations operating income (loss), a non-GAAP financial measure, does not purport to be an alternative to the Company’s total operating income (loss) as a measure of operations. Because not all companies use identical calculations, this presentation of electrical construction operations operating income (loss) may not be comparable to other similarly-titled measures of other companies. We believe investors may benefit from the presentation of electrical construction operations operating income (loss) in evaluating our operating performance because it provides our investors with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations and is useful in comparing our operating results with those of our competitors.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Electrical Construction Operations Operating Income	2016	2015	2016	2015
Total operating income (GAAP as reported)	$6,314,823	$2,941,131	$13,271,678	$1,505,299
Total operating income (GAAP as reported) as a percentage of total revenue of $32,256,473, $33,453,905, $68,015,456 and $64,000,713, respectively	19.6%	8.8%	19.5%	2.4%
Other operations gross margin	(388,204)	(14,078)	(648,353)	(32,989)
Non-electrical construction selling, general and administrative	1,290,306	1,352,244	2,607,301	2,264,484
Non-electrical construction depreciation and amortization	30,561	31,354	60,923	61,842
Electrical construction operations operating income	$7,247,486	$4,310,651	$15,291,549	$3,798,636
Electrical construction operations operating income as a percentage of electrical construction revenue $30,890,691, $33,296,684, $65,732,195 and $63,696,846, respectively	23.5%	12.9%	23.3%	6.0%

The Goldfield Corporation and Subsidiaries
Reconciliation of Non-GAAP Financial Measures
(Unaudited)
Electrical construction operations income (loss) before income taxes, is defined as consolidated income (loss) from continuing operations before income taxes adjusted for non-electrical construction activity within income (loss) from continuing operations before income taxes including: other operations gross margins (loss) and non-electrical construction selling, general and administrative, depreciation and amortization, gain or loss on sale of property and equipment, interest income, interest expense, and other income. Electrical construction operations income (loss) before income taxes, a non-GAAP financial measure, does not purport to be an alternative to the Company’s consolidated income (loss) from continuing operations before income taxes as a measure of income (loss). Because not all companies use identical calculations, this presentation of electrical construction operations income (loss) before income taxes may not be comparable to other similarly-titled measures of other companies. We believe investors may benefit from the presentation of electrical construction operations income (loss) before income taxes in evaluating our performance because it provides our investors with an additional tool to compare our performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core results and is useful in comparing our results with those of our competitors.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Electrical Construction Operations Income Before Income Taxes	2016	2015	2016	2015
Total income from continuing operations before income taxes (GAAP as reported)	$6,185,702	$2,798,937	$13,005,207	$1,214,293
Other operations gross margin	(388,204)	(14,078)	(648,353)	(32,989)
Non-electrical construction selling, general and administrative	1,290,306	1,352,244	2,607,301	2,264,484
Non-electrical construction depreciation and amortization	30,561	31,354	60,923	61,842
Non-electrical construction interest (income)	(3,882)	(2,173)	(6,048)	(4,372)
Non-electrical construction other (income), net	(11,435)	(16,109)	(26,138)	(30,426)
Electrical construction operations income before income taxes	$7,103,048	$4,150,175	$14,992,892	$3,472,832

The Goldfield Corporation and Subsidiaries
Reconciliation of Non-GAAP Financial Measures
(Unaudited)
EBITDA, a non-GAAP performance measure used by management, is defined as net income (loss) plus: interest expense, provision (benefit) for income taxes and depreciation and amortization, as shown in the table below. EBITDA, a non-GAAP financial measure, does not purport to be an alternative to net income (loss) as a measure of operating performance. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies. We use, and we believe investors benefit from the presentation of, EBITDA in evaluating our operating performance because it provides us and our investors with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that EBITDA is useful to investors and other external users of our financial statements in evaluating our operating performance because EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, and depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
EBITDA	2016	2015	2016	2015
Net income (GAAP as reported)	$3,846,082	$1,312,199	$8,106,253	$465,864
Interest expense	151,742	163,775	311,291	333,828
Provision for income taxes, net (1)	2,229,265	1,130,846	4,724,870	392,537
Depreciation and amortization (2)	1,543,869	1,658,424	3,081,843	3,272,269
EBITDA	$7,770,958	$4,265,244	$16,224,257	$4,464,498
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(1) Provision for income tax, net is equal to the total amount of tax provision, which includes the tax benefit for discontinued operations.
(2) Depreciation and amortization includes depreciation on property, plant and equipment and amortization of finite-lived intangible assets.